Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports Fourth Quarter and Full Year 2020 Results

●	Full year revenues of $37.6 million, 14% year-over-year growth

●	Fourth quarter revenues of $10.2 million, 13% year-over-year growth

●	Cash, cash equivalents, and short-term bank deposits of $69 million and no debt

●	2021 revenue guidance range of $39-$41 million

TEL AVIV, Israel – February 17, 2021 − RADCOM Ltd. (Nasdaq: RDCM) today reported its financial results for the fourth quarter and full year ended December 31, 2020.

Commenting on the results, Eyal Harari, RADCOM’s CEO, said: “We are pleased with our fourth quarter financial results, which concluded a full year of strong execution. The fourth quarter represented another consecutive quarter of revenue growth and closed the full year at the high end of our revenue guidance. We continued to manage operating expenses prudently throughout 2020 while executing our growth strategy and ensuring the safety of our employees and customers during the pandemic.”

Our considerable R&D investment over the last several years resulted in the launch of our innovative 5G assurance platform, RADCOM ACE, in Q3 and has already gained market traction following our multi-year agreement with Rakuten Mobile, one of the industry’s first standalone 5G assurance contract wins.

We expect 2021 to be an important year as more operators transition to 5G and the first advanced standalone networks begin to roll out. We continue to see increased investments across the 5G market from equipment providers to network operators, and we believe that the evolving market trends position us well for the future. Our leading 5G offering and expertise will become increasingly vital as industry players upgrade their networks and rely on our automated assurance capabilities and cloud-based technology. As the positive momentum builds in the 5G market, we intend to continue investing in our product development and sales and marketing.

“We are excited to enter the next chapter of our long-term journey and capitalize on the emerging 5G evolution while adapting to the ongoing COVID-19 situation. We expect the company to continue growing in 2021 and, based on our current visibility, we are providing full year 2021 revenue guidance of $39-$41 million.”

Fourth Quarter 2020 Financial Highlights:

●	Total revenues for the fourth quarter were $10.2 million, compared to $9.0 million in the fourth quarter of 2019

●	GAAP net loss for the fourth quarter decreased to $0.5 million, or $0.03 per diluted share, compared to a GAAP net loss of $1.1 million, or $0.08 per diluted share for the fourth quarter of 2019

●	Non-GAAP net income for the period was $0.1 million, or less than $0.01 per diluted share, compared to a non-GAAP net loss of $0.5 million, or a loss of $0.04 per diluted share for the fourth quarter of 2019

●	As of December 31, 2020, the Company had cash and cash equivalents and short-term bank deposits of $69 million, and no debt

Full Year 2020 Financial Highlights:

●	Total revenues for the full year were $37.6 million, compared to $33 million in the full year of 2019

●	GAAP net loss for the full year decreased to $4 million, or $0.29 per diluted share, compared to a GAAP net loss of $6.8 million, or $0.50 per diluted share for the full year of 2019

●	Non-GAAP net loss for the full year decreased to $1.8 million, or $0.13 per diluted share, compared to a non-GAAP net loss of $4.6 million, or a loss of $0.33 per diluted share for the full year of 2019

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 AM Eastern Standard Time (3:00 PM Israel Standard Time) to discuss the results and answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-652-8972

From other locations: +972-3-918-0610

For those unable to listen to the call at the time, a replay will be available on RADCOM’s website later the same day.

##

For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Amir Hai

CFO

+972-77-774-5011

amir.hai@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting and cutting edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,”” may,” “might,” “predict,”” potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its continued management of operating expenses, the positive momentum of the 5G market, levels of investments in 5G and other market and industry trends, the Company’s market position and traction, cash position, potential and expected growth, the potential in the RADCOM ACE product generally and with Rakuten in particular, the Company’s expectations regarding the impact of COVID-19, its ability to capitalize on the emerging 5G opportunities and its revenue guidance, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues	$10,246	$9,029	$37,562	$33,010
Cost of revenues	3,116	2,643	10,758	9,917
Gross profit	7,130	6,386	26,804	23,093

Research and development, gross	4,815	4,657	19,199	18,578
Less - royalty-bearing participation	308	425	1,358	1,838
Research and development, net	4,507	4,232	17,841	16,740

Sales and marketing	2,501	2,693	9,709	10,514

General and administrative	899	963	3,836	3,674
Total operating expenses	7,907	7,888	31,386	30,928

Operating loss	(777)	(1,502)	(4,582)	(7,835)
Financial income, net	370	474	810	1,172
Loss before taxes on income	(407)	(1,028)	(3,772)	(6,663)
Taxes on income	(54)	(64)	(220)	(169)

Net loss	$(461)	$(1,092)	$(3,992)	$(6,832)

Basic and diluted net loss per ordinary share	$(0.03)	$(0.08)	$(0.29)	$(0.50)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	13,957,085	13,809,258	13,927,788	13,779,885

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
GAAP gross profit	$7,130	$6,386	$26,804	$23,093
Stock-based compensation	34	48	106	204
Non-GAAP gross profit	$7,164	$6,434	$26,910	$23,297

GAAP research and development, net	$4,507	$4,232	$17,841	$16,740
Stock-based compensation	177	161	879	729
Non-GAAP research and development, net	$4,330	$4,071	$16,962	$16,011

GAAP sales and marketing	$2,501	$2,693	$9,709	$10,514
Stock-based compensation	184	160	536	638
Non-GAAP sales and marketing	$2,317	$2,533	$9,173	$9,876

GAAP general and administrative	$899	$963	$3,836	$3,674
Stock-based compensation	151	222	648	657
Non-GAAP general and administrative	$748	$741	$3,188	$3,017

GAAP total operating expenses	$7,907	$7,888	$31,386	$30,928
Stock-based compensation	512	543	2,063	2,024
Non-GAAP total operating expenses	$7,395	$7,345	$29,323	$28,904

GAAP operating loss	$(777)	$(1,502)	$(4,582)	$(7,835)
Stock-based compensation	546	591	2,169	2,228
Non-GAAP operating loss	$(231)	$(911)	$(2,413)	$(5,607)

GAAP loss before taxes on income	$(407)	$(1,028)	$(3,772)	$(6,663)
Stock-based compensation	546	591	2,169	2,228
Non-GAAP loss before taxes on income	$139	$(437)	$(1,603)	$(4,435)

GAAP net loss	$(461)	$(1,092)	$(3,992)	$(6,832)
Stock-based compensation	546	591	2,169	2,228
Non-GAAP net income (loss)	$85	$(501)	$(1,823)	$(4,604)

GAAP net loss per diluted share	$(0.03)	$(0.08)	$(0.29)	$(0.50)
Stock-based compensation	0.04	0.04	0.16	0.17
Non-GAAP net income (loss) per diluted share	$0.01	$(0.04)	$(0.13)	$(0.33)

Weighted average number of shares used to compute diluted net loss per share	14,302,719	13,809,258	13,927,788	13,779,885

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	December 31, 2020	December 31, 2019
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	$13,548	$6,201
Short-term bank deposits	55,413	63,080
Trade receivables, net	12,446	11,039
Inventories	540	1,356
Other accounts receivable and prepaid expenses	1,437	1,536

Total Current Assets	83,384	83,212

Non-Current Assets
Severance pay fund	3,814	3,365
Other long-term receivables	2,185	2,314
Property and equipment, net	1,311	1,669
Operating lease right-of-use assets	2,945	5,842

Total Non-Current Assets	10,255	13,190

Total Assets	$93,639	$96,402

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$1,592	$2,452
Deferred revenues and advances from customers	3,149	828
Employee and payroll accruals	4,414	4,132
Operating lease liabilities	1,028	1,263
Other liabilities and accrued expenses	4,721	4,050

Total Current Liabilities	14,904	12,725

Non-Current Liabilities
Deferred revenues	26	100
Accrued severance pay	4,473	3,904
Operating lease liabilities	2,008	4,967
Other liabilities and accrued expenses	209	836

Total Non-Current Liabilities	6,716	9,807

Total Liabilities	$21,620	$22,532

Shareholders’ Equity
Share capital	$657	$648
Additional paid-in capital	140,129	137,969
Accumulated other comprehensive loss	(2,662)	(2,634)
Accumulated deficit	(66,105)	(62,113)

Total Shareholders’ Equity	72,019	73,870

Total Liabilities and Shareholders’ Equity	$93,639	$96,402